

May 30, 2013

Via E-mail
Mr. Paul Seavey
Senior Vice President, Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, Illinois 60606

> **Re:** **Equity LifeStyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 001-11718**

Dear Mr. Seavey:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, pages F-2 & F-3

1. In future filings please include the city and state where the audit report was issued in accordance with Article 2-02 of Regulation S-X.

Consolidated Statements of Income and Comprehensive Income, page F-5

2. We note that you have included distributions declared per common share on the face of your Consolidated Statements of Income and Comprehensive Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Form 10-Q for the period ended March 31, 2013

 Management's Discussion and Analysis of Financial Condition…, page 22

Funds From Operations, page 31

3. We note you have disclosed a performance measure referred to as "normalized funds from operations." In future filings disclose why this measure is useful to investors and where appropriate, address the usefulness of each significant adjustment. Please provide us with your intended disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief